UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                               AMENDMENT NO. 3 TO
                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                    The Interpublic Group of Companies, Inc.
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                       (Name of Subject Company (issuer))

                    The Interpublic Group of Companies, Inc.
--------------------------------------------------------------------------------
                        (Name of Filing Person (issuer))

                  Zero-Coupon Convertible Senior Notes due 2021
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                         (Title of Class of Securities)

                                    460690AP5
                                    460690AQ3
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                    (CUSIP Numbers of Classes of Securities)

              -----------------------------------------------------
                            Nicholas J. Camera, Esq.
               Senior Vice President, General Counsel & Secretary
                    The Interpublic Group of Companies, Inc.
                           1271 Avenue of the Americas
                            New York, New York 10020
                                 (212) 399-8000
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           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
                                   David Lopez
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                            Calculation of Filing Fee

     Transaction valuation*                      Amount of filing fee


        $582,539,756.96                             $116,507.95

         *For the purpose of calculating amount of filing fee only. The amount assumes that all outstanding Notes are purchased at a price of 82.9876% of their principal amount at maturity.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid: $116,507.95

               Form or Registration No.: 005-04764

               Filing Party: The Interpublic Group of Companies, Inc.

               Date Filed: March 10, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

         The Interpublic Group of Companies, Inc., a Delaware corporation ("Interpublic"), hereby amends the Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed on March 10, 2003 and amended by Amendment 1, dated March 10, 2003 and Amendment 2, dated March 19, 2003, with respect to the offer to purchase for cash any and all of its outstanding Zero-Coupon Convertible Senior Notes due 2021 (the "Notes") at a purchase price of 82.9876% of their principal amount at maturity. Interpublic's offer for the Notes is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2003, and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal are included as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively, to this Schedule TO. The offer will expire at 12 midnight, New York City time, on Friday, April 4, 2003, unless the offer is extended. The Schedule TO, as amended, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 4.       Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         Clause (2) of the first sentence of Section 11-"Conditions to the Offer" is hereby amended and restated in its entirety as follows:

               "(2) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or is reasonably likely to result in any of the consequences referred to in clause (1)(i) or (1)(ii) above;"

         The first sentence of the second paragraph under Section 11-"Conditions to the Offer" is hereby amended and restated in its entirety as follows:

         "The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the offer in our sole discretion; provided however, that we may not assert any of the foregoing conditions if the circumstances giving rise to such condition result from any action or inaction on our part."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2003

                                          THE INTERPUBLIC GROUP
                                          OF COMPANIES, INC.



                                          By: /s/ Nicholas J. Camera
                                             --------------------------------
                                              Name: Nicholas J. Camera
                                              Title: Senior Vice President,
                                              General Counsel & Secretary

                                INDEX TO EXHIBITS


Exhibit No.         Description

(a)(1)(i)*          Offer to Purchase, dated March 10, 2003

(a)(1)(ii)*         Form of Letter of Transmittal.

(a)(1)(iii)*        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.

(a)(1)(iv)* Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*          Form of Notice of Guaranteed Delivery.

(a)(2)-(a)(4)       None.

(a)(5)(i)*          Press Release issued by Interpublic dated March 10, 2003.

(a)(5)(ii)* Press Release issued by Interpublic dated March 17, 2003 (incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 8-K, dated March 18, 2003).

(b)(i)* Indenture, dated as of October 20, 2000, between Interpublic and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 8-K, dated October 24, 2000).

(b)(ii)* Third Supplemental Indenture dated as of March 13, 2003 between The Interpublic Group of Companies, Inc. and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.1 to our Current Report on Form 8-K, dated March 18, 2003).

(d)(i)* Amended and Restated Commitment Letter, dated February 28, 2003, among Interpublic, UBS AG and UBS Warburg, LLC (incorporated herein by reference to our Current Report on Form 8-K, dated March 7, 2003).

(d)(ii)* Registration Rights Agreement dated as of March 13, 2003 between The Interpublic Group of Companies, Inc. and Salomon Smith Barney Inc., J.P. Morgan Securities Inc. and UBS Warburg LLC, as representatives of the initial purchasers named therein (incorporated herein by reference to Exhibit
                    4.2 to our Current Report on Form 8-K, dated March 18, 2003)

(g)                 None.

(h)                 None.

*Previously Filed